

August 25, 2010

Mr. David W. Hempstead
Principal Executive Officer and Principal Financial Officer
TetriDyn Solutions, Inc.
1651 Alvin Ricken Drive
Pocatello, ID 83201

> **Re: TetriDyn Solutions, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarterly Period ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 033-19411-C**

Dear Mr. Hempstead:

We have reviewed your letter dated August 5, 2010, in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2010.

Form 10-K for the Fiscal Year ended December 31, 2009

Notes to Consolidated Financial Statements

Note 6 – Variable Interest Entities, page F-14

1.   We are considering your response to our prior comment numbers 2, 3, and 4. Tell us how your accounting for the noncontrolling financial interest of 39.2% ownership interest in SouthFork complies with ASC 323-10-15-6 through 15-11. Tell us why you believe that the cost method is appropriate accounting for this investment. Explain why your directors resigned. In this regard, it is unclear to us how you determined that your change in accounting for SouthFork should be recognized as a discontinued operation rather than

as a deconsolidation of a subsidiary while you still retain a 39.2% ownership interest. We refer you to ASC 205-20-S99-1. Tell us how you considered ASC 810-10-40-4 and ASC 810-10-50-1B. In addition, if the deconsolidation does not represent a discontinued operation, the gain on loss of control should be presented as a non-operating income.

Form 10-Q for the Quarterly Period ended June 30, 2010

Condensed Consolidated Statements of Operations, page 4

2.   We note that you present your revenue for the three months ended June 30, 2010 as $0 in your statement of operations. On page 11, you disclose that revenue was $110,736 for this three month period. Please advise or revise accordingly.

Item 4T. Controls and Procedures, page 15

3.   We note your statement that "a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance…" If you are able to conclude that your disclosure controls and procedures were effective, please disclose that they were effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Similar concerns apply to your disclosure on page 15 in your Form 10-Q for the quarterly period ended March 31, 2010.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief